Filed by Vast Solar Pty Ltd
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Nabors Energy Transition Corp.
Commission File No.: 001-41073

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): May 11, 2023

Nabors Energy Transition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-41073	86-2916523
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

515 West Greens Road, Suite 1200 Houston, Texas 77067
(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (281) 874-0035

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one warrant	NETC.U	The New York Stock Exchange
Class A common stock, par value $0.0001 per share	NETC	The New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	NETC.WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

As approved by the stockholders of Nabors Energy Transition Corp. (the “Company”) at the special meeting held on May 11, 2023 (the “Special Meeting”), the Company and Continental Stock Transfer & Trust Company entered into the Amended and Restated Investment Management Trust Agreement, dated as of May 12, 2023 (the “AR IMTA”). The AR IMTA reflects the Monthly Extension Option (as defined below).

The foregoing description of the AR IMTA is qualified in its entirety by reference to the full text of the AR IMTA, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K, and incorporated by reference herein.

Item 5.03	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

As approved by the Company’s stockholders at the Special Meeting, the Company filed its second amended and restated certificate of incorporation (the “Amended Charter”) with the Secretary of State of the State of Delaware on May 12, 2023 in order to implement the Monthly Extension Option and to remove the Redemption Limitation (as defined below).

The foregoing description of the Amended Charter is qualified in its entirety by reference to the full text of the Amended Charter, a copy of which is filed as Exhibit 3.1 to this Current Report on Form 8-K, and incorporated by reference herein.

Item 5.07	Submission of Matters to a Vote of Security Holders.

On May 11, 2023, the Company convened the Special Meeting, and the Company’s stockholders voted on the proposals set forth below, each of which is described in greater detail in the definitive proxy statement on Schedule 14A (File No. 001-41073), filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on April 20, 2023.

There were 34,500,000 shares of common stock issued and outstanding at the close of business on April 17, 2023, the record date (the “Record Date”) for the Special Meeting. At the Special Meeting, there were 29,725,400 shares present either by proxy or online, representing approximately 86.16% of the total outstanding shares of the Company’s common stock as of the Record Date.

A summary of the voting results for each proposal is set forth below.

Proposal No. 1 – The Extension Amendment Proposal

The stockholders approved and adopted the Amended Charter to allow the Company’s board of directors, without another stockholder vote, to elect to extend the date by which the Company has to consummate a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination, involving the Company and one or more businesses or entities (an “Initial Business Combination”) up to seven times for an additional one month each time (each such month, a “Monthly Extension Period”) (but in no event to a date later than 25 months from the closing of the Company’s initial public offering (the “IPO”)), provided, that Nabors Energy Transition Sponsor LLC, a Delaware limited liability company (the “Sponsor”) (or its affiliates or designees), deposits into the trust account (the “Trust Account”) established in connection with the IPO, for each Monthly Extension Period, an amount equal to the lesser of (x) $300,000 and (y) $0.03 for each share of the Company’s Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), issued as part of the units sold in the IPO (the “Public Stock”) that is not redeemed in connection with the Special Meeting in exchange for a non-interest bearing, unsecured promissory note (the “Monthly Extension Option” and such proposal, the “Extension Amendment Proposal”). The voting results were as follows:

Votes For	Votes Against	Abstentions
29,195,795	529,605	0

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Proposal No. 2 – The Trust Amendment Proposal

The stockholders approved and adopted the AR IMTA to reflect the Monthly Extension Option (the “Trust Amendment Proposal”). The voting results were as follows:

Votes For	Votes Against	Abstentions
29,195,900	529,500	0

Proposal No. 3 – The Redemption Limitation Amendment Proposal

The stockholders approved and adopted the Amended Charter to eliminate (i) the limitation that the Company shall not redeem its Public Stock to the extent that such redemption would result in the Class A Common Stock, or the securities of any entity that succeeds the Company as a public company, becoming “penny stock” (as defined in accordance with Rule 3a51-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), or cause the Company to not meet any greater net tangible asset or cash requirement which may be contained in the agreement relating to an Initial Business Combination (the “Redemption Limitation”) and (ii) the limitation that the Company shall not consummate an Initial Business Combination if the Redemption Limitation is exceeded (the “Redemption Limitation Amendment Proposal”). The voting results were as follows:

Votes For	Votes Against	Abstentions
29,194,789	530,511	100

Proposal No. 4 – The Adjournment Proposal

The stockholders approved the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are insufficient shares of Class A Common Stock, shares of Class B common stock, par value $0.0001 per share, and shares of Class F common stock, par value $0.0001 per share, in the capital of the Company represented (either virtually or by proxy) to constitute a quorum necessary to conduct business at the Special Meeting or at the time of the Special Meeting to approve the Extension Amendment Proposal, the Trust Amendment Proposal or the Redemption Limitation Amendment Proposal. The voting results were as follows:

Votes For	Votes Against	Abstentions
29,118,247	607,053	100

Item 8.01	Other Events.

Stockholders holding 17,749,359 shares of the Company’s Public Stock exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $186,932,568.48 (or approximately $10.53 per share) will be removed from the Trust Account to pay such holders.

On May 11, 2023, the Company issued a press release announcing the results of the Special Meeting. A copy of the press release is attached hereto as Exhibit 99.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Important Information for Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

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On February 14, 2023, the Company entered into that certain Business Combination Agreement (the transactions contemplated thereby, the “Business Combination”), by and among Vast Solar Pty Ltd., an Australian proprietary company limited by shares (“Vast”), Neptune Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Vast (“Merger Sub”), the Sponsor and Nabors Industries Ltd. (“Nabors”), pursuant to which, among other things and subject to the terms and conditions contained therein, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly owned direct subsidiary of Vast. In connection with the proposed Business Combination, Vast filed with the SEC a registration statement on Form F-4 (the “Registration Statement”), which included (i) a preliminary prospectus of Vast relating to the offer of securities to be issued in connection with the proposed Business Combination and (ii) a preliminary proxy statement of the Company to be distributed to the holders of the Company’s capital stock in connection with the Company’s solicitation of proxies for a vote by the Company’s stockholders with respect to the proposed Business Combination and other matters described in the Registration Statement. The Company and Vast also plan to file other documents with the SEC regarding the proposed Business Combination. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of the Company. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND VAST ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders can obtain free copies of the proxy statement/prospectus and other documents containing important information about the Company and Vast once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by the Company may be obtained free of charge from the Company’s website at www.nabors-etcorp.com or by written request to the Company at 515 West Greens Road, Suite 1200, Houston, TX 77067.

Participants in the Solicitation

The Company, Nabors, Vast and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed Business Combination. Information about the directors and executive officers of the Company is set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 22, 2023. To the extent that holdings of the Company’s securities have changed since the amounts printed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. All statements, other than statements of present or historical fact included herein, regarding the proposed Business Combination, the Company’s and Vast’s ability to consummate the transaction, the benefits of the transaction and the Company’s and Vast’s future financial performance following the transaction, as well as the Company’s and Vast’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on the Company and Vast management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, the Company and Vast disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. The Company and Vast caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of the Company and Vast. These risks include, but are not limited to, general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability of the parties to successfully or timely consummate the proposed transactions or to satisfy the conditions to the closing of the proposed transactions, including satisfaction of the minimum proceeds condition and the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company; the risk that the approval of the stockholders of the Company for the proposed transactions is not obtained; the failure to realize the anticipated benefits of the proposed transactions, including as a result of a delay in consummating the proposed transaction or difficulty in, or costs associated with, integrating the businesses of the Company and Vast; the amount of redemption requests made by the Company’s stockholders; the outcome of any legal proceedings that may be instituted against the Company or Vast following announcement of the transaction; the occurrence of events that may give rise to a right of one or both of the Company and Vast to terminate the definitive agreements related to the proposed Business Combination; difficulties or delays in the development of Vast’s concentrated solar power facilities; the risks related to the rollout of Vast’s business and the timing of expected business milestones; potential benefits and commercial attractiveness to its customers of Vast’s products; the potential success of Vast’s marketing and expansion strategies; and the effects of competition on Vast’s future business. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the Company’s expectations and projections can be found in the Registration Statement and the Company’s periodic filings with the SEC, including the Company’s Annual Report on Form 10-K filed with the SEC on March 22, 2023, and any subsequently filed Quarterly Reports on Form 10-Q. The Company’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

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Item 9.01	Financial Statements and Exhibits.

(d)            Exhibits

Exhibit No.	Description
3.1	Second Amended and Restated Certificate of Incorporation of the Company.
10.1	Amended and Restated Investment Management Trust Agreement, dated as of May 12, 2023, between the Company and Continental Stock Transfer & Trust Company.
99.1	Press Release, dated May 11, 2023.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 12, 2023

NABORS ENERGY TRANSITION CORP.

By:	/s/ Anthony G. Petrello
Name:	Anthony G. Petrello
Title:	President, Chief Executive Officer and Secretary

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